UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15005767

No Act
PE 1/20/15

March 10, 2015

Act: 1934
Section:
Rule: 14a-8 (OP2)
Public
Availability: 3-10-15

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Re: Comcast Corporation
Incoming letter dated January 20, 2015

Dear Mr. Aaronson:

This is in response to your letters dated January 20, 2015 and February 19, 2015 concerning the shareholder proposal submitted to Comcast by Amy Ridenour. We also have received a letter from the proponent dated February 9, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Amy Ridenour
aridenour@nationalcenter.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 20, 2015

The proposal requests that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings. The proposal also provides that "the review can consider whether the company's policies permit employees to take part in his or her government free from retribution."

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(7), as relating to Comcast's ordinary business operations. In this regard, we note that the proposal relates to Comcast's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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February 19, 2015

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write in response to the letter, dated February 9, 2015 (the "**Proponent's Letter**," a copy of which is attached hereto as Exhibit A), sent to you by Amy Ridenour (the "**Proponent**"). The Proponent's Letter was sent in response to the Company's no-action request, dated January 20, 2015 (the "**No-Action Request**," a copy of which is attached hereto as Exhibit B), in which we requested that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Proponent's shareholder proposal and related supporting statement (the "**Proposal**") is excludable from the Company's proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") pursuant to the provisions of Rule 14a-8(i)(7).

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (Nov. 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. A copy of this letter and its attachments is also being sent to the Proponent.

The Proponent's Letter states that (i) the "Company may not omit [the] Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that many nearly identical proposals did not interfere with ordinary business" and (ii) the "Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement." Accordingly, the Proponent argues that the Staff should not grant the Company's No-Action Request. However, after reviewing the Proponent's Letter, the Company remains of the view that the Proposal is properly excludable under Rule 14a-8(i)(7).

As explained in the No-Action Request, the Company believes that the Proposal, when taken as a whole (and read in historical context), is best construed as relating to the Company's ordinary business operations—specifically, the Company's policies concerning its employees. The Proposal is the most recent in a long line of proposals focused on protecting the political participation of employees without fear of retribution ("**political non-retaliation**" proposals) in which proponents—including the Proponent and the organization of which the Proponent is the chairman, the National Center for Public Policy Research (the "**NCPPR**")—have sought to change the employment policies of a wide range of companies. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 16, 2006) (proposal requesting the board, in part, to amend company policies to "bar intimidation of company employees exercising their right to freedom of association" is excludable); *Bank of America Corp.* (Feb. 14, 2012) (proposal requesting the company, in part, to provide protection for employees to "participate freely in the political process without fear of discrimination or other repercussions on the job" is excludable); *Costco Wholesale Corporation* (Nov. 14, 2014) (proposal requesting the board to adopt a "policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation" is excludable); *Deere & Company* (Nov. 14, 2014) (same); *The Walt Disney Company* (Nov. 24, 2014) (proposal requesting that the company consider adopting principles that "protect employees' human right to engage . . . in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace" is excludable); *Bristol-Myers Squibb Company* (Jan. 7, 2015) (same); *Yum! Brands, Inc.* (Jan. 7, 2015) (same).[1] The Staff has consistently concurred with the exclusion of such proposals under Rule 14a-8(i)(7). Although the Proposal, in its current iteration, attempts to avoid the same result by paring back its explicit discussion of political non-retaliation and employees and invoking the same "resolved" clause found in a series of proposals on which the Staff has declined to concur in exclusion (*see, e.g., Halliburton Company* (Mar. 9, 2009)), the Company does not believe the true object or focus of the proposal has changed.[2] Instead, the focus has merely been relocated from the "resolved" clause of the Proposal to a subsequent sentence nominally labeled "supporting statement," while still being bolstered by some of the same "whereas" clauses found in previous generations of political non-retaliation proposals.[3] The Company does not believe that such changes permit the Proponent to circumvent prior Staff determinations on the underlying substance of the Proposal. We think this conclusion is further supported by the apparent disconnect between the Proposal and the line of human rights proposals within which the Proponent seeks to locate it.

For example, at the outset of the Proponent's Letter, the Proponent highlights *Halliburton Company* (Mar. 9, 2009), where the proposal at issue shared the same 40-word resolved clause as the Proposal. A comparison of the two proposals, however, reveals a wide gulf of difference. Whereas the Proposal simply adds a general statement regarding a review of human rights policies tethered to no specific concern or issue other than political non-retaliation, the

[1] In this vein, we also note that the Proponent has submitted to CBS Corporation and NCPPR has submitted to Lowe's Companies, Inc. proposals identical to the Proposal for inclusion in those companies' 2015 proxy statements. As expected, CBS and Lowe's have both filed no-action letter requests asking the Staff to concur in the exclusion of the proposals for, in part, relating to ordinary business operations under Rule 14a-8(i)(7). *See CBS Corporation* (Jan. 20, 2015) and *Lowe's Companies, Inc.* (Jan. 22, 2015).

[2] In the Proponent's Letter itself (page 1), the Proponent states that the "Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement" (emphasis added).

[3] To illustrate this point, Exhibit C contains a side-by-side comparison of excerpts from the proposal at issue in *Yum! Brands, Inc.* (Jan. 7, 2015) and the Proposal, with emphasis showing identical text.

Halliburton proposal explains in detail the genesis of the proponent's concerns and why the proponent was seeking a broad review of the company's human rights policies.[4] For this reason, as explained in the No-Action Request, we think the Proposal is more analogous to the proposals at issue in letters such as *General Electric Co. (St. Joseph Health System)* (Jan. 10, 2005) (concurring in the exclusion of a proposal that requested the company's compensation committee consider social responsibility and environmental criteria when the proposal included a supporting statement dedicated almost exclusively to the alleged connection between teen smoking and the depiction of smoking in movies, which related to the company's ordinary business operations),[5] *Johnson & Johnson* (Feb. 10, 2014) (concurring in the exclusion of a shareholder proposal where the text of the shareholder resolution itself dealt with general political expenditure activities, but where the surrounding statements indicated that the proposal focused on a particular area of political spending that related to the company's ordinary business operations) and *Bristol-Myers Squibb Co.* (Jan. 29, 2013) (concurring in the exclusion of a proposal requesting disclosures on lobbying activities, but where the surrounding statements indicated a particular focus on the Affordable Care Act and thus related to the company's ordinary business operations). Although not explicitly referenced in the "resolved" clause, the Proposal is still properly read as focusing on the ability of employees to engage in political activity without retribution, which directly relates to the Company's management of its employees—an ordinary business matter.

Finally, the Company does not believe that the Proposal, otherwise excludable under Rule 14a-8(i)(7), should be included in the Company's proxy materials on significant-social-policy grounds. The Company believes that the determination of whether political non-retaliation proposals address a significant social policy issue as that concept is understood for Rule 14a-8 purposes is well-trodden ground (*see, e.g., Yum! Brands, Inc.* (Jan. 7, 2015); *Bristol-Myers Squibb Company* (Jan. 7, 2015); *The Walt Disney Company* (Nov. 24, 2014); *Costco Wholesale Corporation* (Nov. 14, 2014); *Deere & Company* (Nov. 14, 2014)), and—as discussed in the No-Action Request—the inclusion of general human rights language unrelated to any other specific human rights concern should not alter that conclusion.

Based on the foregoing, the Proponent's Letter has not changed the Company's view that the Proposal is excludable under Rule 14a-8(i)(7). We reiterate our request that the Staff concur in this opinion.

* * * * *

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[4] To illustrate this point, <u>Exhibit D</u> contains the proposal at issue in *Halliburton Company* (Mar. 9, 2009), with <u>emphasis</u> highlighting some key differences from the Proposal.

[5] In *General Electric Co. (St. Joseph Health System)* (Jan. 10, 2005), the proposal at issue requested the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in determining executive compensation. The introductory recitals to the proposal focused on executive compensation, but the supporting statement provided that the proponents "believe it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because" of the alleged link between teen smoking and the depiction of smoking in movies, which link was then described in detail. The Staff concurred in the exclusion of the proposal for impermissibly relating to ordinary business operations, noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." For similar reasons, the Company believes that, although the Proposal mentions human rights, the "thrust and focus" of the proposal is on the ordinary business matter of employee relations and workforce management.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson /as

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

FAX

February 9, 2015

TO: Mr. Arthur R. Block
Senior Vice President
General Counsel/Secretary
Comcast
215-286-4993

FR: Amy Ridenour
Shareholder

RE: Proof of Ownership

11 page fax, including cover

Dear Mr. Block:

Please find attached to this fax cover sheet my response to the letter of William H. Aaronson on behalf of Comcast Corporation to the SEC dated January 20, 2015.

Sincerely yours,

Amy Ridenour

Amy Ridenour

FISMA & OMB Memorandum M-07-16

February 9, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of William H. Aaronson on behalf of Comcast Corporation (the "Company") dated January 20, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO COMCAST'S CLAIMS

The Company may not omit my Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that many nearly identical proposals did not interfere with ordinary business. Also, as my Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement, it cannot be said to interfere with the Company's ordinary business.

The Company has the burden of persuading the Staff that it may exclude my Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit My Proposal in Reliance on Rule 14a-8(i)(7) Since the Staff Has Already Ruled That Many Nearly Identical Proposals Did Not Interfere With Corporate Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the

Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The pertinent portion of my Proposal, the resolved section, states: "the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015."

The Staff has already unequivocally ruled that this exact request does not violate ordinary business operations as contemplated by the Rule 14a-8(i)(7) exemption.

In *Halliburton Company* (avail. March 9, 2009), the proponents made the same ask as I am making now. The resolved section of that proposal stated: "Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009." The Staff rejected the company's request to omit the proposal, noting, "[w]e are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

As the Staff allowed the *Halliburton* proposal over an ordinary business exemption argument in 2009, it should allow my Proposal now.

In *Halliburton*, the company even made the same exact argument for exclusion as Comcast does now. Specifically, Halliburton argued that the proposal interfered with its ordinary business operations since it focused on its "management of the workforce." Comcast similarly argues that my Proposal "deals with a matter fundamental to management's ability to run the Company: matters of *workforce management* and employee relations." Emphasis added.

The Staff's decision in *Halliburton* makes it clear that a request for a review of human rights policies and potential implementation of new or amended principles does not impermissibly infringe on a company's management of its workforce. Therefore, my Proposal should properly proceed to the Company's shareholders for a vote.

The Staff has also allowed Proposals that contemplated direct more exacting changes to corporate workforce management than my Proposal.

In *Abbott Laboratories* (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies. Specifically, the resolved section of the proposal stated: "Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such policy." My Proposal asks for much less. It only seeks to have the Company review its policies and make any alterations should it decide to do so. The Staff rejected Abbott Laboratories' no-action request and noted "[w]e are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If the *Abbott Laboratories* proposal did not interfere with ordinary business then, mine does not now.

Similarly, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the company's management of its workforce and employee relations. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." My Proposal does not go nearly as far. It only requests that the Company review its human rights policies and *if the Company chooses it can consider* whether to protect its workers from political discrimination. This choice is entirely up to Comcast. The Staff determined that the Exxon Mobil proposal did not violate Rule 14a-8(i)(7).

If the *Exxon Mobil* proposal did not interfere with ordinary business then, mine does not now.

The pertinent portions of my Proposal are the same as that in *Halliburton.* The Staff has unmistakably ruled that proponents may request that companies review their human rights policies. In fact, *Abbott Laboratories* and *Exxon Mobil* stand for the proposition that proponents are permitted to make even more direct asks resulting in direct alteration of company policies that affect workforce management and employee relations. Therefore, the Proposal should proceed to Comcast's shareholders for a vote.

Section II. The Company's Arguments That it May Omit My Proposal Under the Ordinary Business Exemption Are Based on a Misreading of My Proposal and the Staff's Rule 14a-8(i)(7) Precedent

The entire crux of the Company's request to omit my Proposal relies on a fundamental misreading of its plain language. When my Proposal is read in plain English, the entirety of the Company's argument is rendered moot.

The Company's argument is that my Proposal violates its ordinary business operations because it only focuses on one specific human rights issue – permitting employees to engage in his or her government free from retribution. That is not true.

My Proposal "requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings." The Proposal literally asks for Company to review its entire set of human rights policies, not just one issue. The Company claims that my Proposal's supporting statement negates this broad request. It does not.

The supporting statement states that "*[i]f management chooses*, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution." This means management has the choice of whether to even look at the issue of political retribution. I do not know what management would do if the shareholders approved the Proposal. That is up to the Company's leadership. But my Proposal certainly doesn't restrict the Company's human rights review to just one issue. The Company has untrammeled leeway to decide whether it's wholesale review of its human rights policies will consider the issue of political retribution.

Assuming *arguendo* that the Staff agrees with the Company that my Proposal is only focused on one human rights issue, the Company still may not omit it under Rule 14a-8(i)(7) because the Company has misconstrued Staff precedent to reach its bizarre conclusion.

The Company confuses the issue by trying to conflate my human rights Proposal with Staff decisions regarding lobbying proposals. The Staff has consistently ruled that proponents can request lobbying and legislative reports generally, but not reports on specific lobbying activities. *See generally*, *Duke Energy* (avail. February 24, 2012) (rejecting a proposal about the company's political activities concerning only global warming because "[i]n [the Staff's] view, the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities."

The Company tries to extend the logic of the Staff's precedent concerning corporate-level lobbying and legislative activities to my employee-level human rights Proposal. The Staff has never crammed that square peg into a round hole. Indeed, the Staff has repeatedly permitted human rights proposals that are focused on only one aspect of human rights. Therefore, the Company's citation to *Johnson & Johnson* (avail. February 10, 2014), *Bristol-Myers Squibb Co.* (avail. January 29, 2013) and *PepsiCo, Inc.* (avail. March 3, 2011) are of no moment.

As noted above, in *Abbott Laboratories* (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies but only with respect to access to medicines. Specifically, the resolved section of the proposal stated: "Shareholders request that the board *amend the company's human rights policy to address the right to access to medicines* and report to shareholders on the plan for implementation of such policy." Indeed, the whereas clause of that proposal contained more than 400 words that were all about the human right to access medicine. The proponents did not request that the company consider any other human rights issues.

Additionally, in *Exxon Mobil* (avail. March 20, 2012), the Staff permitted a human rights proposal that only focused on sexual orientation and transgender rights. After more than 300 words solely focused on the issue of sexual orientation and transgender rights, the proposal requests that "ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy." A supporting statement that, once again, was only focused on sexual orientation and transgender rights followed this request.

Also, in *PepsiCo, Inc.* (avail. February 28, 2008), the Staff permitted a human rights proposal that was solely focused on the right to water. After the proponent spent about 300 words stating the importance of the human right to water, the proposal requested that "the Board of Directors to create comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water." This was followed by a supporting statement that only discussed the human right to water.

Abbott Laboratories, Exxon Mobil and PepsiCo all fought to omit these human rights resolutions under Rule 14a-8(i)(7). All three proposals focused on only one respective human rights topic. And in all three instances, the Staff rejected the company's no-action request. The *Abbott Laboratories*, *Exxon Mobil* and *PepsiCo* decisions clearly establish a axiom – the Staff permits human rights shareholder proposals that focus on only one issue.

So, if the Staff agrees with the Company that my proposal is only focused on the human right to engage one's government free from retribution, then my Proposal should still properly proceed to the Company's shareholders for a vote.

Section III. Even if the Staff Agrees that My Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Mine is such a proposal.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement.

Part A. My Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

The Staff has been unambiguous in declaring that proposals asking for companies to address significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

My Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

In seeking to exclude my Proposal, Comcast is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should allow my Proposal to proceed to the shareholders for a vote since it is focused on human rights.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with the United Nations and does not consider the right to engage in ones government to be a human right, the topic of my Proposal, in and of itself, is a significant policy issue.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject of widespread and/or sustained public debate.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters. Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent. And all of that was for just one election.

A Google News search conducted on January 14, 2015 for the term "politics" yielded more 157 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

I request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

Net Neutrality

In AT&T Inc. (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to mine.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In Coach Inc. (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In Walt Disney Co. (avail. December 18, 2002) and Dominion Resources, Inc. (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. See Kroger Co. (avail. April 12, 2000); Kellogg Co. (avail. March 11, 2000); Safeway Inc. (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In R.J. Reynolds Tobacco Holdings, Inc. (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In Circuit City Stores, Inc. (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In E.I. DuPont de Nemours and Co. (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In Bank of America (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fin real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google News search for the topic of my Proposal yielded more than 31 million returns. Again, the debate over my Proposal's topic dwarfs that of Bank of America.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in Choice Hotels International (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

> The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, I request that the Staff also compare my Proposal with every other proposal the Staff has determined raises a significant policy issue.

My Proposal is nearly identical to a previously permitted proposal and does not go as far as other previously accepted proposals. And my Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, I request that the Staff reject the Company's claim that it may omit my Proposal under Rule 14a-8(i)(7).

CONCLUSION

The Company has clearly failed to meet its burden that it may exclude my Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Comcast's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-262-9204.

Sincerely,

Amy Ridenour

Amy Ridenour

cc: Mr. Arthur Block, Comcast
by fax 215-286-4993

EXHIBIT B

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 20, 2015

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Amy Ridenour (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2015 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing her of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 10, 2015. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

Following a three-paragraph preamble on the general importance of human rights and the United States' commitment to the same, the Proposal, which as submitted by the Proponent is attached hereto as Exhibit A, requests that:

> management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

The subsequent sentence—in a portion of the Proposal labeled as a supporting statement, but which appears to be a continuation of the resolution quoted above—identifies the sole human rights issue specified in the Proposal:

> If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2015 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations.

Grounds for Omission

I. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects the consideration that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976). The Company believes that the Proposal runs counter to this consideration.

A. *The Proposal deals with a matter fundamental to management's ability to run the Company: matters of workforce management and employee relations*

When evaluating whether a proposal is properly excludable under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. See Staff Legal Bulletin 14C (CF), Shareholder Proposals (June 28, 2005); Johnson & Johnson (Feb. 10, 2014) (concurring in the exclusion of a shareholder proposal where the text of the shareholder resolution itself dealt with general political expenditure activities, but where the surrounding statements indicated that the proposal focused on a particular area of political spending that related to the company's ordinary business operations). For example, the Staff has concurred in the exclusion of numerous shareholder proposals under Rule 14a-8(i)(7) where the resolution in question dealt in facially neutral terms with an otherwise permissible shareholder-proposal topic, but the surrounding statements indicated that the proposal was intended to address a particular policy concern that related to the ordinary business operations of a company. See, e.g., id. ("In [the Staff's] view, the proposal and the supporting statement, when read together, focus primarily on Johnson & Johnson's business and not on Johnson & Johnson's general political activities."); Bristol-Myers Squibb Co. (Jan. 29, 2013) (concurring in the exclusion of a proposal requesting disclosures on lobbying activities, but where the surrounding statements indicated a particular focus on the Affordable Care Act); PepsiCo, Inc. (March 3, 2011) (concurring in the exclusion of a proposal calling for a general report on the company's legislative and regulatory public policy priorities, but where the surrounding statements indicated a particular focus on specific legislation relating to the company's ordinary business operations).

The Proposal requests that the Company's management engage in a review of and report on the Company's human rights' policies, but it identifies only one specific human rights issue: "whether the Company's policies permit employees to take part in his or her government free from retribution." Consistent with the Staff's approach in the letters cited above, the Company has evaluated whether that issue relates to its ordinary business operations and determined that it does.

The adoption and modification of employee policies is squarely within the Company's ordinary business operations. The Staff has regularly concurred in the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals concern workforce management and employee relations, as the Proposal does. Indeed, proposals with language similar to the one at issue here have consistently been determined by the Staff to be excludable. For example, in Yum! Brands, Inc. (Jan. 7, 2015), the Staff recently concurred in the exclusion of a shareholder proposal that requested Yum's board of directors consider adopting principles "that protect employees' human right to engage . . . in legal activities relating to the political process . . . without retaliation in the workplace." The Staff noted that the proposal relates to Yum's "policies concerning its employees," and so was properly excludable under Rule 14a-8(i)(7) for relating to Yum's ordinary business operations. See also Bristol-Myers Squibb Company (Jan. 7, 2015) (concurring in the ordinary-business exclusion of a proposal identical to the one received by Yum); The Walt Disney Company (Nov. 24, 2014) (same). The Staff has also concurred in the exclusion of proposals that request boards to adopt a "policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation," concluding that those proposals relate to policies concerning employees and therefore relate to ordinary business operations. See Costco Wholesale Corporation (Nov. 14, 2014) (concurring in the ordinary-business exclusion of a proposal that requested the board adopt a "policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation"); Deere & Company (Nov. 14, 2014) (same).

The Staff's concurrence in the exclusion of these proposals pursuant to Rule 14a-8(i)(7) is consistent with the Staff's long-held approach to shareholder proposals that seek to affect employee relations and workforce management more generally. See, e.g., Wal-Mart Stores, Inc. (Mar. 16, 2006) (concurring in the ordinary-business exclusion of a proposal requesting an amendment to Wal-Mart's equality of opportunity policy to bar intimidation of employees that exercised their right to freedom of association); Merck & Co., Inc. (Jan. 23, 1997) (concurring in the ordinary-business exclusion of a proposal asking the company to adopt policies that encourage employees to share their thoughts "on all matters of concern" affecting the company);

Intel Corporation (Mar. 18, 1999) (concurring in the ordinary-business exclusion of a proposal requesting the company to adopt an "employee's bill of rights"). Thus, by suggesting that management may "consider whether the Company's policies permit employees to take part in his or her government free from retribution," the Proposal relates to the Company's ordinary business operations and is properly excludable under Rule 14a-8(i)(7).

B. *The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business*

Comcast is aware that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. While previous Staff decisions have determined that substantial, specific human rights matters are significant social policy issues, see, e.g., Franklin Resources Inc. (Dec. 30, 2013) (proposal related to genocide or crimes against humanity not excludable); Yahoo, Inc. (Apr. 5, 2011) (proposal related to doing business in repressive countries not excludable), the Staff has not suggested that the exclusion of proposals related to an employee's ability to engage in "his or her government free from retribution" is prohibited on that basis. The Company does not believe that the mere inclusion of general human rights language, unrelated to a specific human rights issue affecting the Company, is sufficient to shield the Proposal from exclusion on significant-social-policy grounds. Compare Yum! Brands, Inc. (Jan. 7, 2014) (concurring in the ordinary-business exclusion of a proposal requesting that Yum consider adopting principles "that protect employees' human right to engage . . . in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace") with The Gap, Inc. (Mar. 14, 2012) (proposal related to human rights violations in Sri Lanka not excludable). For these reasons, the Proposal is not related to a significant policy issue and is properly excludable under Rule 14a-8(i)(7).

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to workforce management and employee relations are within the scope of Comcast's ordinary business operations.

* * * * *

Office of Chief Counsel

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson /RS

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

December 11, 2014

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Comcast Corporation Class A common stock (CMCSA) with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal – Human Rights Review

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

EXHIBIT C

Comparison of *Yum!* Proposal and the Proposal

Yum!

Resolved, that shareholders suggest to the Board of Directors that it consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

. . .

Supporting Statement

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed.

. . .

The United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government: this will shall be expressed in periodic and genuine elections.

The Proposal

. . .

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government: this will shall be expressed in periodic and genuine elections.

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed.

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

EXHIBIT D

Halliburton Proposal

Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: " ... we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drllrlslhrrpt/2005/)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI,4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.
(http://www1.umn.edu/humanrts/links/commentarv.Aug2003.html)

RESOLVED:

Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

February 9, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of William H. Aaronson on behalf of Comcast Corporation (the "Company") dated January 20, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO COMCAST'S CLAIMS

The Company may not omit my Proposal in reliance on Rule 14a-8(i)(7) since the Staff has previously ruled that many nearly identical proposals did not interfere with ordinary business. Also, as my Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement, it cannot be said to interfere with the Company's ordinary business.

The Company has the burden of persuading the Staff that it may exclude my Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit My Proposal in Reliance on Rule 14a-8(i)(7) Since the Staff Has Already Ruled That Many Nearly Identical Proposals Did Not Interfere With Corporate Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the

Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The pertinent portion of my Proposal, the resolved section, states: "the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015."

The Staff has already unequivocally ruled that this exact request does not violate ordinary business operations as contemplated by the Rule 14a-8(i)(7) exemption.

In *Halliburton Company* (avail. March 9, 2009), the proponents made the same ask as I am making now. The resolved section of that proposal stated: "Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009." The Staff rejected the company's request to omit the proposal, noting, "[w]e are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

As the Staff allowed the *Halliburton* proposal over an ordinary business exemption argument in 2009, it should allow my Proposal now.

In *Halliburton*, the company even made the same exact argument for exclusion as Comcast does now. Specifically, Halliburton argued that the proposal interfered with its ordinary business operations since it focused on its "management of the workforce." Comcast similarly argues that my Proposal "deals with a matter fundamental to management's ability to run the Company: matters of *workforce management* and employee relations." Emphasis added.

The Staff's decision in *Halliburton* makes it clear that a request for a review of human rights policies and potential implementation of new or amended principles does not impermissibly infringe on a company's management of its workforce. Therefore, my Proposal should properly proceed to the Company's shareholders for a vote.

The Staff has also allowed Proposals that contemplated direct more exacting changes to corporate workforce management than my Proposal.

In *Abbott Laboratories* (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies. Specifically, the resolved section of the proposal stated: "Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such policy." My Proposal asks for much less. It only seeks to have the Company review its policies and make any alterations should it decide to do so. The Staff rejected Abbott Laboratories' no-action request and noted "[w]e are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If the *Abbott Laboratories* proposal did not interfere with ordinary business then, mine does not now.

Similarly, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the company's management of its workforce and employee relations. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." My Proposal does not go nearly as far. It only requests that the Company review its human rights policies and *if the Company chooses it can consider* whether to protect its workers from political discrimination. This choice is entirely up to Comcast. The Staff determined that the Exxon Mobil proposal did not violate Rule 14a-8(i)(7).

If the *Exxon Mobil* proposal did not interfere with ordinary business then, mine does not now.

The pertinent portions of my Proposal are the same as that in *Halliburton*. The Staff has unmistakably ruled that proponents may request that companies review their human rights policies. In fact, *Abbott Laboratories* and *Exxon Mobil* stand for the proposition that proponents are permitted to make even more direct asks resulting in direct alteration of company policies that affect workforce management and employee relations. Therefore, the Proposal should proceed to Comcast's shareholders for a vote.

Section II. The Company's Arguments That it May Omit My Proposal Under the Ordinary Business Exemption Are Based on a Misreading of My Proposal and the Staff's Rule 14a-8(i)(7) Precedent

The entire crux of the Company's request to omit my Proposal relies on a fundamental misreading of its plain language. When my Proposal is read in plain English, the entirety of the Company's argument is rendered moot.

The Company's argument is that my Proposal violates its ordinary business operations because it only focuses on one specific human rights issue – permitting employees to engage in his or her government free from retribution. That is not true.

My Proposal "requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings." The Proposal literally asks for Company to review its entire set of human rights policies, not just one issue. The Company claims that my Proposal's supporting statement negates this broad request. It does not.

The supporting statement states that "*[i]f management chooses*, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution." This means management has the choice of whether to even look at the issue of political retribution. I do not know what management would do if the shareholders approved the Proposal. That is up to the Company's leadership. But my Proposal certainly doesn't restrict the Company's human rights review to just one issue. The Company has untrammeled leeway to decide whether it's wholesale review of its human rights policies will consider the issue of political retribution.

Assuming *arguendo* that the Staff agrees with the Company that my Proposal is only focused on one human rights issue, the Company still may not omit it under Rule 14a-8(i)(7) because the Company has misconstrued Staff precedent to reach its bizarre conclusion.

The Company confuses the issue by trying to conflate my human rights Proposal with Staff decisions regarding lobbying proposals. The Staff has consistently ruled that proponents can request lobbying and legislative reports generally, but not reports on specific lobbying activities. *See generally, Duke Energy* (avail. February 24, 2012) (rejecting a proposal about the company's political activities concerning only global warming because "[i]n [the Staff's] view, the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities."

The Company tries to extend the logic of the Staff's precedent concerning corporate-level lobbying and legislative activities to my employee-level human rights Proposal. The Staff has never crammed that square peg into a round hole. Indeed, the Staff has repeatedly permitted human rights proposals that are focused on only one aspect of human rights. Therefore, the Company's citation to *Johnson & Johnson* (avail. February 10, 2014), *Bristol-Myers Squibb Co.* (avail. January 29, 2013) and *PepsiCo, Inc.* (avail. March 3, 2011) are of no moment.

As noted above, in *Abbott Laboratories* (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies but only with respect to access to medicines. Specifically, the resolved section of the proposal stated: "Shareholders request that the board *amend the company's human rights policy to address the right to access to medicines* and report to shareholders on the plan for implementation of such policy." Indeed, the whereas clause of that proposal contained more than 400 words that were all about the human right to access medicine. The proponents did not request that the company consider any other human rights issues.

Additionally, in *Exxon Mobil* (avail. March 20, 2012), the Staff permitted a human rights proposal that only focused on sexual orientation and transgender rights. After more than 300 words solely focused on the issue of sexual orientation and transgender rights, the proposal requests that "ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy." A supporting statement that, once again, was only focused on sexual orientation and transgender rights followed this request.

Also, in *PepsiCo, Inc.* (avail. February 28, 2008), the Staff permitted a human rights proposal that was solely focused on the right to water. After the proponent spent about 300 words stating the importance of the human right to water, the proposal requested that "the Board of Directors to create comprehensive Human Right to Water policy articulating our company's respect for and commitment to the Human Right to Water." This was followed by a supporting statement that only discussed the human right to water.

Abbott Laboratories, Exxon Mobil and PepsiCo all fought to omit these human rights resolutions under Rule 14a-8(i)(7). All three proposals focused on only one respective human rights topic. And in all three instances, the Staff rejected the company's no-action request. The *Abbott Laboratories*, *Exxon Mobil* and *PepsiCo* decisions clearly establish a axiom – the Staff permits human rights shareholder proposals that focus on only one issue.

So, if the Staff agrees with the Company that my proposal is only focused on the human right to engage one's government free from retribution, then my Proposal should still properly proceed to the Company's shareholders for a vote.

Section III. Even if the Staff Agrees that My Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Mine is such a proposal.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement.

Part A. My Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

The Staff has been unambiguous in declaring that proposals asking for companies to address significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

My Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

In seeking to exclude my Proposal, Comcast is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should allow my Proposal to proceed to the shareholders for a vote since it is focused on human rights.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with the United Nations and does not consider the right to engage in ones government to be a human right, the topic of my Proposal, in and of itself, is a significant policy issue.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject of widespread and/or sustained public debate.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters. Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent. And all of that was for just one election.

A Google News search conducted on January 14, 2015 for the term "politics" yielded more 157 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

I request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

Net Neutrality

In AT&T Inc. (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to mine.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In Coach Inc. (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In Walt Disney Co. (avail. December 18, 2002) and Dominion Resources, Inc. (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. See Kroger Co. (avail. April 12, 2000); Kellogg Co. (avail. March 11, 2000); Safeway Inc. (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In R.J. Reynolds Tobacco Holdings, Inc. (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In Circuit City Stores, Inc. (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In E.I. DuPont de Nemours and Co. (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In Bank of America (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google News search for the topic of my Proposal yielded more than 31 million returns. Again, the debate over my Proposal's topic dwarfs that of Bank of America.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in Choice Hotels International (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

> The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, I request that the Staff also compare my Proposal with every other proposal the Staff has determined raises a significant policy issue.

My Proposal is nearly identical to a previously permitted proposal and does not go as far as other previously accepted proposals. And my Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, I request that the Staff reject the Company's claim that it may omit my Proposal under Rule 14a-8(i)(7).

CONCLUSION

The Company has clearly failed to meet its burden that it may exclude my Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Comcast's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-262-9204.

Sincerely,

Amy Ridenour

Amy Ridenour

cc: Mr. Arthur Block, Comcast
by fax 215-286-4993

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 20, 2015

Re: ***Shareholder Proposal Submitted by Amy Ridenour***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Amy Ridenour (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2015 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing her of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 10, 2015. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

Following a three-paragraph preamble on the general importance of human rights and the United States' commitment to the same, the Proposal, which as submitted by the Proponent is attached hereto as Exhibit A, requests that:

> management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

The subsequent sentence—in a portion of the Proposal labeled as a supporting statement, but which appears to be a continuation of the resolution quoted above—identifies the sole human rights issue specified in the Proposal:

> If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

Comcast respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2015 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations.

Grounds for Omission

I. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Comcast's ordinary business operations

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects the consideration that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976). The Company believes that the Proposal runs counter to this consideration.

A. *The Proposal deals with a matter fundamental to management's ability to run the Company: matters of workforce management and employee relations*

When evaluating whether a proposal is properly excludable under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. See Staff Legal Bulletin 14C (CF), Shareholder Proposals (June 28, 2005); Johnson & Johnson (Feb. 10, 2014) (concurring in the exclusion of a shareholder proposal where the text of the shareholder resolution itself dealt with general political expenditure activities, but where the surrounding statements indicated that the proposal focused on a particular area of political spending that related to the company's ordinary business operations). For example, the Staff has concurred in the exclusion of numerous shareholder proposals under Rule 14a-8(i)(7) where the resolution in question dealt in facially neutral terms with an otherwise permissible shareholder-proposal topic, but the surrounding statements indicated that the proposal was intended to address a particular policy concern that related to the ordinary business operations of a company. See, e.g., id. ("In [the Staff's] view, the proposal and the supporting statement, when read together, focus primarily on Johnson & Johnson's business and not on Johnson & Johnson's general political activities."); Bristol-Myers Squibb Co. (Jan. 29, 2013) (concurring in the exclusion of a proposal requesting disclosures on lobbying activities, but where the surrounding statements indicated a particular focus on the Affordable Care Act); PepsiCo, Inc. (March 3, 2011) (concurring in the exclusion of a proposal calling for a general report on the company's legislative and regulatory public policy priorities, but where the surrounding statements indicated a particular focus on specific legislation relating to the company's ordinary business operations).

The Proposal requests that the Company's management engage in a review of and report on the Company's human rights' policies, but it identifies only one specific human rights issue: "whether the Company's policies permit employees to take part in his or her government free from retribution." Consistent with the Staff's approach in the letters cited above, the Company has evaluated whether that issue relates to its ordinary business operations and determined that it does.

The adoption and modification of employee policies is squarely within the Company's ordinary business operations. The Staff has regularly concurred in the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals concern workforce management and employee relations, as the Proposal does. Indeed, proposals with language similar to the one at issue here have consistently been determined by the Staff to be excludable. For example, in Yum! Brands, Inc. (Jan. 7, 2015), the Staff recently concurred in the exclusion of a shareholder proposal that requested Yum's board of directors consider adopting principles "that protect employees' human right to engage . . . in legal activities relating to the political process . . . without retaliation in the workplace." The Staff noted that the proposal relates to Yum's "policies concerning its employees," and so was properly excludable under Rule 14a-8(i)(7) for relating to Yum's ordinary business operations. See also Bristol-Myers Squibb Company (Jan. 7, 2015) (concurring in the ordinary-business exclusion of a proposal identical to the one received by Yum); The Walt Disney Company (Nov. 24, 2014) (same). The Staff has also concurred in the exclusion of proposals that request boards to adopt a "policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation," concluding that those proposals relate to policies concerning employees and therefore relate to ordinary business operations. See Costco Wholesale Corporation (Nov. 14, 2014) (concurring in the ordinary-business exclusion of a proposal that requested the board adopt a "policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation"); Deere & Company (Nov. 14, 2014) (same).

The Staff's concurrence in the exclusion of these proposals pursuant to Rule 14a-8(i)(7) is consistent with the Staff's long-held approach to shareholder proposals that seek to affect employee relations and workforce management more generally. See, e.g., Wal-Mart Stores, Inc. (Mar. 16, 2006) (concurring in the ordinary-business exclusion of a proposal requesting an amendment to Wal-Mart's equality of opportunity policy to bar intimidation of employees that exercised their right to freedom of association); Merck & Co., Inc. (Jan. 23, 1997) (concurring in the ordinary-business exclusion of a proposal asking the company to adopt policies that encourage employees to share their thoughts "on all matters of concern" affecting the company);

Intel Corporation (Mar. 18, 1999) (concurring in the ordinary-business exclusion of a proposal requesting the company to adopt an "employee's bill of rights"). Thus, by suggesting that management may "consider whether the Company's policies permit employees to take part in his or her government free from retribution," the Proposal relates to the Company's ordinary business operations and is properly excludable under Rule 14a-8(i)(7).

B. *The Proposal does not raise significant social policy issues that transcend the Company's day-to-day business*

Comcast is aware that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. While previous Staff decisions have determined that substantial, specific human rights matters are significant social policy issues, see, e.g., Franklin Resources Inc. (Dec. 30, 2013) (proposal related to genocide or crimes against humanity not excludable); Yahoo, Inc. (Apr. 5, 2011) (proposal related to doing business in repressive countries not excludable), the Staff has not suggested that the exclusion of proposals related to an employee's ability to engage in "his or her government free from retribution" is prohibited on that basis. The Company does not believe that the mere inclusion of general human rights language, unrelated to a specific human rights issue affecting the Company, is sufficient to shield the Proposal from exclusion on significant-social-policy grounds. Compare Yum! Brands, Inc. (Jan. 7, 2014) (concurring in the ordinary-business exclusion of a proposal requesting that Yum consider adopting principles "that protect employees' human right to engage . . . in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace") with The Gap, Inc. (Mar. 14, 2012) (proposal related to human rights violations in Sri Lanka not excludable). For these reasons, the Proposal is not related to a significant policy issue and is properly excludable under Rule 14a-8(i)(7).

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because issues relating to workforce management and employee relations are within the scope of Comcast's ordinary business operations.

* * * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William Aaronson /RS

William H. Aaronson

Enclosures

cc: Amy Ridenour

Arthur R. Block
Comcast Corporation

EXHIBIT A

December 11, 2014

Arthur R. Block, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Comcast Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Comcast Corporation Class A common stock (CMCSA) with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal – Human Rights Review

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.